Exhibit 99.2

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                  Date, Time and Place: The Board of Directors of Suzano S.A. (“Company”) met on April 22, 2020, at 11:00 a.m., by videoconference in accordance with item 6.4. of its Internal Rules.

2.                  Attendance: The following Directors attended the meeting by videoconference: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Bacci, Chief Financial and Investors Relation Officer of the Company, was invited to make a presentation.

3.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                  Agenda: To resolve on: (4.1.) the reconvening of the Annual and Extraordinary General Meetings of the Company that would be together held on April 24, 2020 at the headquarters of the Company (“AEGM”); (4.2.) the update of the Management Proposal, which also includes information on the Merger (as defined below), as well as to the other related documents pertaining to the AEGM, if the matter of item 4.1. is approved; (4.3.) the approval of the execution, by the Company, of an amendment to the instrument of Protocol and Justification (“Protocol and Justification”), which was approved by this Board of Directors in its meeting of March 20, 2020 and which sets forth all terms and conditions for the merger of Suzano Participações do Brasil Ltda. (CNPJ/ME nº 23.601.424/0001-07) by the Company (“Merger”); (4.4.) the ratification of all other resolutions connected to the AEGM taken by this Board of Directors in its meetings of February 12, 2020 and March 20, 2020 that are not expressly modified by the other resolutions of the agenda herein above, if approved; and (4.5.) the authorization to the Statutory Executive Board of Officers of the Company to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the previous resolutions, if approved.

5.                  Presentation and discussions on the agenda: As requested, Mr. Marcelo Bacci presented the matters of the Agenda to this Board and explained that, in general, all matters result from the exceptional postponement of the AEGM (firstly convened to be held on April 24, 2020) due to the current public health scenario resulting from the COVID-19 pandemic, as already informed by the Company to its shareholders and the market in general pursuant to the Material Fact as of April 15, 2020. After the presentation, the members of the Board of Directors received the necessary clarifications on the topics presented and, without having no objections to what was presented or to what was clarified, proceed to the following resolutions.

(continuation of the minutes of the Meeting of the Board of Directors of Suzano S.A., held on April 22, 2020 at 11:00 a.m.)

6.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.                  Resolutions: Subject to the provisions of the Company’s bylaws and considering the clarifications presented by Mr. Marcelo Bacci, the Directors, after examining and discussing the matters on the agenda and seeking to ensure the health and integrity of the shareholders and of the teams of the Company, as well as of their families and of the whole society, unanimously and without reservations:

7.1.       Approved the reconvening of the AEGM for May 22, 2020 and ratified the postponement of AEGM informed by the Company pursuant to the Material Fact as of April 15, 2020;

7.2.       Considering the resolution above, approved the update of the Management Proposal for the AEGM, which also includes information on the Merger, as well as of the other related documents to be submitted to the shareholders of the Company at the AEGM, in order to basically reflect the new date of the AEGM and further small adjustments. The updated Management Proposal with the information required by the CVM Instruction 481, as of December 17, 2009, shall be filed at the headquarters of the Company;

7.3.       Approved the execution, by the Company, of an amendment to the instrument of Protocol and Justification in order to set forth that, in case the Merger is approved in accordance with such document, its effects will only come into force as from May 31, 2020 and not as from April 30, 2020 as set forth in the current version of the Protocol and Justification. Following, considering that such amendment represents a mere timing amendment of when the effects of the Merger will come into force, not jeopardizing, then, the material terms and conditions of the Merger provided for in the Protocol and Justification, the members of the Board of Directors approved, ad referendum of the AEGM, the Protocol and Justification, as amended. After being certified by the presiding board, the Protocol and Justification, which is attached to the Management Proposal, shall also be filed at the headquarters of the Company;

7.4.       Ratified all other resolutions connected to the AEGM taken by this Board of Directors in its meetings of February 12, 2020 and March 20, 2020 that are not expressly modified by the other resolutions herein approved; and

7.5.       Pursuant to the Bylaws of the Company, authorized the Statutory Executive Board of Officers of the Company to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the abovementioned resolutions.

8.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, April 22, 2020.

(continuation of the minutes of the Meeting of the Board of Directors of Suzano S.A., held on April 22, 2020 at 11:00 a.m.)

David Feffer	Vitor Tumonis
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa	Rodrigo Kede de Freitas Lima
Director	Director